FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On April 21, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced its financial results for the first fiscal quarter of 2004. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: April 22, 2004

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
909.941.1951	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems
Reports Record First Quarter 2004 Financial Results

Revenues increase 28% year-over-year and diluted EPS increases 367%

NEW YORK and TEL AVIV, ISRAEL, April 21, 2004 – Aladdin Knowledge Systems (Nasdaq: ALDN), a leader in digital security providing solutions for software digital rights management and Internet security, today announced financial results for the first quarter of fiscal 2004 ended March 31, 2004.

Revenues for the first quarter were $16.87 million, a 28 percent increase over revenues of $13.17 million for the first quarter of 2003, driven by expanded market penetration across Aladdin’s security software and enterprise software product lines. Sequentially, revenues increased 12 percent from the $15.09 million reported in the fourth quarter of 2003.

Aladdin recorded first quarter 2004 net income of $1.75 million, or $0.15 per basic share and $0.14 per diluted share, compared with a net income of $311,000, or $0.03 per basic and diluted share for the first quarter of 2003.

Cash, cash equivalents and marketable securities totaled $23.75 million at March 31, 2004, an increase of $4.23 million over the $19.52 million held at the end of the fourth quarter of 2003.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, “I am very pleased with our exceptional results, as we exceeded our expectations and experienced the strongest quarter in Aladdin’s history. We continue to gain share worldwide in our core software digital rights management and Internet security markets.”

Financial and Operating Highlights

•	Operating Results: Aladdin posted its third consecutive quarter of sequential revenue growth.

•	Cash Flow: Positive first quarter 2004 cash flow totaled $3.96 million, increasing cash and cash equivalents held at quarter end to $22.25 million.

•	Profitability: The first quarter of 2004 marked the fifth sequential quarter with increased profitability.

•	Deferred revenues: Increased 15 percent to $3.93 million for the first quarter of 2004. This positive shift is due to the sequential growth in our enterprise security sales.

•	Aladdin establishes the Company’s tenth worldwide office and second in the Asian region, expanding the Company’s presence in the Chinese market.

Product Highlights

•	Software Security (DRM)

•	Privilege Software Commerce Platform named as finalist in the Best Digital Rights Management Solution category at the SIIA’s 19th annual Codie awards being announced in May 2004.

•	Privilege Software Commerce Platform chosen to securely distribute software digitally for Dutch software company, DISC Electronic Media Distribution. DISC EMD’s portal is the first in Benelux to feature such powerful security.

•	Privilege Trialware Toolkit launched, allowing vendors to quickly and affordably generate try-and-die versions of their software products.

•	Network enabled software rental capabilities included within the HASP software protection, anti-piracy and software licensing solution.

•	eSafe® Integrated Proactive Content Security Solution

•	Aladdin eSafe integrated content security solution wins 2004 Software Developmentmagazine Security Tools Productivity Award.

•	Aladdin eSafe wins highest honor in the Malicious Code Protection category from 01 Reseaux, a leading French IT publication.

•	Launched latest version of eSafe® with new, innovative AppliFilter™ technology that blocks the ever-growing number of blended threats through integrating the application filtering technology in a gateway-based content security solution.

•	Aladdin eSafe reports full proactive protection against the MyDoom worm.

•	eToken™ User Authentication Solution

•	Aladdin unveils world’s first-ever USB smartcard token with one-time password functionality at the 2004 RSA conference in February 2004.

•	VeriSign chooses eToken NG with One-Time Password for its strong authentication platform field testing.

•	Aladdin announces partnership integrating its eToken authentication device with Utimaco’s SafeGuard PrivateDisk solution.

•	Aladdin eToken supports Citrix MetaFrame presentation server and MetaFrame secure access manager, allowing organizations using Citrix products to implement eToken for authentication of local and remote users.

For further information on product highlights, please refer to the press room on the Company’s website which can be found at http://www.eAladdin.com/about/pressroom.asp.

Future Business Outlook
Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin management believes revenues for the second quarter of 2004 will be in the area of $15.60 million to $16.10 million and basic and diluted earnings per share are expected to be in the range of $0.12 to $0.15. For comparison, the Company reported $13.01 million in revenue and $0.05 per share for the second quarter of 2003.

Earnings Teleconference
The Company will hold a teleconference today, April 21st, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in the U.S., or (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on April 21st through 11:59 p.m. on April 28th by calling (800) 642-1687 in the United States, or (706) 645-9291 internationally, and entering the following access code: 6547113.

About Aladdin Knowledge Systems
Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985, serving more than 30,000 customers worldwide.  Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; HASP® , the world’s number one hardware-based software security system that protects the revenues of developers; and Privilege™, a software licensing and protection platform that enables secure software distribution via CD, electronic software distribution or peer-to-peer networks. Visit the Aladdin Web site at http://www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

Aladdin Knowledge Systems Ltd.
Consolidated Statement of Income
(U.S. dollars, in thousands – except for per – share amount)

	Three months period ended March 31
	2004	2003

Sales:
Software Security (DRM)	12,788	10,565
Enterprise Security	4,089	2,607
Total Sales	16,877	13,172

Cost of sales	3,588	2,906
Gross profit	13,289	10,266

Research & development	3,078	2,966
Selling & marketing	5,814	5,294
General & administrative	2,557	1,739
Total operating expenses	11,449	9,999

Operating income	1,840	267
Financial income, net	89	48
Other income (expenses)	(30)	3

Income before taxes	1,899	318

Taxes on income	151	(93)
Income before equity in loss of an affiliate	1,748	411
Equity in loss of an affiliate, net of taxes	-	100
Net income	1,748	311
Basic earnings per share	0.15	0.03
Diluted earnings per share	0.14	0.03
Weighted average number of shares outstanding
for Basic EPS	11,632	11,253
Weighted average number of shares outstanding
for Diluted EPS	12,869	11,567

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	March 31, 2004	December 31, 2003

Assets
Current assets:
Cash & cash equivalents	22,248	18,287
Marketable securities	1,502	1,229
Trade receivables, net of allowance for
doubtful accounts	10,096	9,766
Other accounts receivable	3,255	2,892
Inventories	5,083	5,795
Total current assets	42,184	37,969

Severance pay fund	2,293	2,322
Fixed assets, net	2,370	2,447
Other long-term assets, net	13,045	12,730
Total assets	59,892	55,468

Liabilities and shareholders' equity
Current liabilities:
Trade payables	2,571	2,306
Deferred revenues	3,932	3,415
Other current liabilities	5,892	5,623
Total current liabilities	12,395	11,344

Accrued severance pay	3,130	3,168
Shareholders' Equity	44,367	40,956
Total liabilities and shareholders' equity	59,892	55,468

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